                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*#


                 ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
       ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   01-975T105
                         -----------------------------
                                 (CUSIP Number)

  Allmerica Financial Corporation   COPY TO:         Lauren I. Norton, Esq.
  440 Lincoln Street                                 Ropes & Gray
  Worcester, MA 01605                                One International Place
  Attention:  John F. Kelly, Esq.                    Boston, MA 02110
  (508) 855-1000                                     (617) 951-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 17, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

#This Schedule 13D is being restated in accordance with Rule 13d-2(c)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

----------------------                                     ---------------------
CUSIP No. 01-975T105                                        Page 2 of 19 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Allmerica Financial Corporation - No 04-3263626
--------------------------------------------------------------------------------
                                                                     (a)   [_]
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)   [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      WC, AF, BK, SC, OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]

      PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
  NUMBER OF        0
   SHARES     ------------------------------------------------------------------
 BENEFICIAL    8.  SHARED VOTING POWER
  LY               35,472,600
  OWNED BY    ------------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING        0
   PERSON     ------------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                   35,472,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      35,472,600
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      HC, CO
--------------------------------------------------------------------------------

                                      13D

----------------------                                     ---------------------
CUSIP No. 01-975T105                                        Page 3 of 19 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      First Allmerica Financial Life Insurance Company 04-1867050
--------------------------------------------------------------------------------
                                                                    (a)   [ ]
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      WC, AF, BK, SC, OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]

      PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
    NUMBER OF        0
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY   8.  SHARED VOTING POWER
    OWNED BY         35,472,600
      EACH      ----------------------------------------------------------------
   REPORTING     9.  SOLE DISPOSITIVE POWER
     PERSON          0
      WITH      ----------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     35,472,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      35,472,600

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]

      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IC, HC, CO

--------------------------------------------------------------------------------

                                      13D

---------------------                                      ---------------------
CUSIP No. 01-975T105                                        Page 4 of 19 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     SMA Financial Corp. 04-2854021

--------------------------------------------------------------------------------
                                                                    (a)  [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC, AF, BK, SC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]

     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
   NUMBER OF          0
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY    8.  SHARED VOTING POWER
    OWNED BY          35,472,600
      EACH       ---------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER
     PERSON           0
      WITH       ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      35,472,600
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     35,472,600

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]

     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     59.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     HC, CO

--------------------------------------------------------------------------------

                                  Schedule 13D
                                  ------------


Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Allmerica Property & Casualty Companies, Inc., a Delaware corporation (the "Issuer"). The Issuer is the successor by merger, effective December 11, 1992, to the business and assets of The Hanover Insurance Company, a New Hampshire insurance company ("Hanover"), as to which certain of the Filing Persons reported on Schedule 13D. The Issuer has its principal executive offices at 440 Lincoln Street, Worcester, Massachusetts 01653.

Item 2.  Identity and Background.
         -----------------------

     This Schedule 13D is filed on behalf of Allmerica Financial Corporation ("AFC"), a Delaware corporation, and its wholly-owned subsidiaries, First Allmerica Financial Life Insurance Company ("FAFLIC"), a Massachusetts corporation and SMA Financial Corp. ("SMA"), a Massachusetts corporation, each with its principal office and business located at 440 Lincoln Street, Worcester, Massachusetts 01653 (collectively, the "Filing Persons").

     Information concerning the executive officers and directors of the Filing Persons and the persons controlling such Filing Persons, if any, is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference. Unless otherwise set forth on Schedule A, each of the executive officers and directors is a citizen of the United States. None of the Filing Persons nor, to the best of their knowledge, any person named in Schedule A to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors; or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On December 17, 1996 Allmerica Financial Corporation ("AFC") made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of Common Stock of the Issuer that the Filing Persons do not currently own and to merge a wholly owned subsidiary of AFC into the Issuer. Pursuant to the Proposal each outstanding share of Common Stock of the Issuer, other than shares owned by the Filing Persons, would be exchanged for $16.59 in cash and 0.385 of a share of AFC Common Stock (the "Merger Consideration"). AFC anticipates obtaining the funds required to pay the cash portion of the Merger Consideration from one or more of the following sources, its own funds, funds of its subsidiaries, proceeds from the issuance of debt and/or trust originated preferred securities or bank financing. AFC has not entered into any agreements with respect to the borrowing of funds to pay the cash portion of the Merger Consideration.

                              Page 5 of 19 Pages

     The Filing Persons, and, except as otherwise noted on Schedule A, the directors and officers of the Filing Persons, have received the shares of Common Stock of the Issuer (the "Shares") in exchange for an equal number of shares of Hanover pursuant to an Agreement of Merger and Plan of Organization pursuant to which Hanover Merger Company, Inc., a wholly subsidiary of the Issuer, was merged with and into Hanover (the "Hanover Merger") and each outstanding share of Hanover Common Stock was converted into the right to receive one share of the Issuer's Common Stock. The Merger was effective on December 11, 1992. The Filing Persons acquired their shares of Hanover Common Stock over a period of years, commencing in 1968, for an aggregate of $66,933,000 in cash. Certain of the shares of Hanover Common Stock were purchased directly by FAFLIC and were subsequently contributed to SMA. The funds used by SMA to purchase certain of the shares of Hanover Common Stock were obtained from contributions by FAFLIC to SMA and from SMA's own funds. The shares of Hanover Common Stock purchased by the directors and executive officers of the Filing Persons were purchased for cash from the personal funds of such individuals.

Item 4.  Purpose of the Transaction.
         --------------------------

     On December 17, 1996 AFC made a proposal (the "Proposal") to the Board of Directors of the Issuer to acquire all of the outstanding shares of Common Stock of the Issuer that the Filing Persons do not currently own and to merge a wholly owned subsidiary of AFC into the Issuer (the "Merger"). Pursuant to the Proposal each outstanding share of Common Stock of the Issuer, other than shares owned by the Filing Persons, would be exchanged for $16.59 in cash and 0.385 of a share of AFC Common Stock. Under the Proposal, the Certificate of Incorporation of the Issuer would be amended immediately prior to the Merger and each share of Common Stock of the Issuer held by the Filing Persons immediately prior to the Merger would be converted into one share of Class B Common Stock of the Issuer. A Special Committee of the Board of Directors of the Issuer (the "Committee") has been appointed to consider the Proposal. The Committee consists of those members of the Board of Directors of the Issuer who are not directors or officers of AFC.

     Consummation of the transactions contemplated by the Proposal are subject to a number of conditions, including, without limitation, the approval of the transactions by the Committee and the Board of Directors of the Issuer, the negotiation and execution of a definitive merger agreement, the filing of a registration statement and other disclosure documents with the Commission relating to the transactions contemplated by the Proposal and state insurance regulatory approvals. The Filing Persons own enough shares of Common Stock of the Issuer to approve such transactions and the charter amendment.

     Any transaction, including the Proposal, which would result in the Filing Persons, or their affiliates, owning all or substantially all of the outstanding shares of Common Stock of the Issuer would have the effect of (i) delisting the Common Stock of the Issuer from the New York Stock Exchange, (ii) making the Common Stock of the Issuer eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act of 1934, as amended, (iii) permitting the Filing Persons to change the capitalization and dividend policy of the Issuer, and (iv) permitting the Filing Persons to elect all of the directors of the Issuer and otherwise control the management of the Issuer.

                              Page 6 of 19 Pages

     If the transactions contemplated by the Proposal are not consummated, the Filing Persons may consider, from time to time, a number of alternatives with respect to the acquisition and/or disposition of shares of the capital stock of the Issuer, including, without limitation, the purchase of additional shares of the Issuer's Common Stock in the open market or through negotiated transactions, commencing a tender offer for shares of the Issuer's Common Stock, making an alternative acquisition proposal or selling shares of the Issuer's Common Stock in the open market or through negotiated transactions.

     The Filing Persons have implemented certain strategic plans with respect to the Issuer including consolidation of certain operations of FAFLIC and the Issuer, including certain administrative functions of FAFLIC and its affiliates and the Issuer with a view to cost savings and greater efficiencies. In addition, the Issuer and its subsidiaries have utilized managed care and claims management expertise of the Filing Persons and their affiliates in their property and casualty insurance business. FAFLIC and the Issuer also share certain functions such as investment portfolio management.

     Other than as disclosed above, the Filing Persons have no present plans or proposals which relate to, or would result in, any transaction, change or other occurrence of the type listed in paragraphs (a) through (j) of Item 4 with respect to the Issuer or the shares of Common Stock of the Issuer owned by the Filing Persons.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned by the Filing Persons is 35,472,600 shares, or approximately 59.5%. AFC shares, with its wholly-owned subsidiaries FAFLIC and SMA, the power to vote or direct the vote and the power to dispose or direct the disposition of all of such shares. The number and percentage of the outstanding Common Stock of the Issuer held by the directors and executive officers of the Filing Persons are listed on Schedule A. Except as set forth on Schedule A, each director and executive officer possesses the sole power to vote and dispose of his shares.

     (c) Except as set forth on Schedule A, none of the Filing Persons or the directors and executive officers of the Filing Persons have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

     (d) Each of AFC and FAFLIC has the right to receive, through SMA, the dividends paid on, and the proceeds of sales of, the shares of Common Stock of the Issuer owned by the Filing Persons. Except as set forth on Schedule A, each of the directors and executive officers has the right to receive dividends paid on and proceeds of the sale of the shares held by them.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     See Item 4, which is incorporated herein in its entirety by reference. Except as described herein, none of the Filing Persons or the directors and executive officers thereof

                              Page 7 of 19 Pages
have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, any agreement to transfer, vote, hold or dispose of the shares of Common Stock of the Issuer held by the Filing Person, any finders' fees, joint ventures, call or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies relating to the Issuer or the Shares.

                              Page 8 of 19 Pages

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

Exhibit 1/*/ Registration Statement on Form S-1 for Citizens Corporation as filed with the Securities and Exchange Commission on December 23, 1992

Exhibit 2/*/ Press Release of Allmerica Property & Casualty Companies, Inc. dated December 31, 1992

Exhibit 3/*/ Amendment No. 4 to the Registration Statement on Form S-1 for Citizens Corporation as declared effective by the Securities and Exchange Commission on March 19, 1993.

Exhibit 4/*/ Press Release of Allmerica Property & Casualty Companies, Inc. dated March 19, 1993

Exhibit 5/*/ Letter dated July 29, 1993 from State Mutual Life Assurance Company of America to the Board of Directors of Allmerica Property & Casualty Companies, Inc.

Exhibit 6/*/ Press Release dated July 30, 1993 of State Mutual Life Assurance Company of America

Exhibit 7/*/ Letter dated March 31, 1994 from State Mutual Life Assurance Company of America to the Special Committee of the Board of Directors of Allmerica Property & Casualty Companies, Inc.

Exhibit 8/*/ Press release dated April 1, 1994 of State Mutual Life Assurance Company of America

Exhibit 9/*/ Press release dated December 27, 1994 of Allmerica Property & Casualty Companies, Inc.

Exhibit 10/*/ Press release dated February 28, 1995 of State Mutual Life Assurance Company of America announcing adoption of Plan of Reorganization

Schedule A          List of Directors and Executive Officers of the Filing
                    Persons

Exhibit 11 Letter from Allmerica Financial Corporation to the Board of Directors of the Issuer dated December 17, 1996 communicating the Proposal.

Exhibit 12 Press release dated December 17, 1996 of Allmerica Financial Corporation announcing the Proposal.

____________________
/*/  Previously filed with the Commission

                              Page 9 of 19 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1996

                                       ALLMERICA FINANCIAL CORPORATION


                                       By: /s/ John F. Kelly
                                          __________________________
                                          Title: Vice President


                                       FIRST ALLMERICA FINANCIAL LIFE
                                       INSURANCE COMPANY


                                       By: /s/ John F. Kelly
                                          __________________________
                                          Title: Vice President


                                       SMA FINANCIAL CORP.


                                       By: /s/ John F. Kelly
                                          __________________________
                                          Title: Vice President


                              Page 10 of 19 Pages


Exhibit Index                                     Page
-------------                                     ----

Schedule A       List of Directors and Executive Officers of the       12
                 Filing Persons

Exhibit 11       Letter from Allmerica Financial Corporation to        18
                 the Special Committee of the Board of Directors
                 of the Issuer dated December 17, 1996 communicating
                 the Proposal.

Exhibit 12       Press release dated December 17, 1996 of Allmerica    19
                 Financial Corporation announcing the Proposal.

                              Page 11 of 19 Pages

                                                                      Schedule A
                                                                      ----------

                        ALLMERICA FINANCIAL CORPORATION
                        -------------------------------

     Listed below are the directors and executive officers of Allmerica Financial Corporation ("AFC"). Except as indicated below, the principal occupation of each person is an employee of AFC and the business address is 440 Lincoln Street, Worcester, Massachusetts 01653.

Name                                       Title        Number Shares of Issuer
----                                      --------      -----------------------
Michael P. Angelini                       Director              3,000
  Partner, Bowditch & Dewey
  311 Main Street
  Worcester, MA  01608

David A. Barrett                          Director                600
  Consultant, MCCM, Inc.
  and The Medical Center of
  Central Massachusetts
  11 Shattuck Street
  Worcester, MA  01605

Gail L. Harrison                          Director                450
  Founding Principal
  The Wexler Group
  1317 F Street, N.W.
  Suite 600
  Washington, DC  20004

Robert P. Henderson                       Director
 Chairman
 Greylock Management Corporation
 One Federal Street
 Boston, MA 02110

                              Page 12 of 19 Pages

J. Terrence Murray                        Director
 Chairman, President and Chief
 Executive Officer
 Fleet Financial Group, Inc.
 One Federal Street
 Boston, MA 02111

Robert J. Murray                          Director
 Chairman, President and Chief
 Executive Officer
 New England Business
 Services, Inc.
 500 Main Street
 Groton, MA 01471

John F. O'Brien                           Director,             16,000
                                          President and
                                          Chief Executive
                                          Officer

John L. Sprague                           Director
 President
 John L. Sprague Associates, Inc.
 96 Marshall Street
 North Adams, MA 01247

Robert G. Stachler                        Director
 Partner, Taft, Stettinius & Hollister
 1800 Star Bank Center
 425 Walnut Street
 Cincinnati, OH  45202

Herbert M. Varnum                         Director              600*(1)
 Chairman and Chief Executive
 Officer
 Quabaug Corporation
 17 School Street
 North Brookfield, MA  01535

Richard Manning Wall                      Director
 General Counsel, Assistant to
 Chairman and Chief Executive
 Officer
 Flexcon Company, Inc.
 Flexcon Industrial Park
 Spencer, MA  01562

Bruce C. Anderson                         Vice President        1,000


                              Page 13 of 19 Pages

Richard J. Baker                          Vice President and     4,200*(2)
                                          Secretary

John P. Kavanaugh                         Vice President and
                                          Chief Investment
                                          Officer

John F. Kelly                             Vice President,        3,150*(3)
                                          General Counsel,
                                          and Assistant
                                          Secretary

J. Barry May                              President, The
                                          Hanover Insurance
                                          Company

James R. McAuliffe                        President,             1,600
                                          Citizens
                                          Insurance
                                          Company of
                                          America

Edward J. Parry, III                      Vice President,
                                          Chief Financial
                                          Officer and
                                          Treasurer

Richard M. Reilly                         Vice President,
                                          First Allmerica
                                          Life Insurance of
                                          America

Larry C. Renfro                           Vice President,
                                          First Allmerica
                                          Life Insurance
                                          Company of
                                          America

Eric A. Simonsen                          Vice President           9,000 (4)

Phillip E. Soule                          Vice President,            300
                                          First Allmerica
                                          Life Insurance
                                          Company of
                                          America
---------

*Less than 1%

                              Page 14 of 19 Pages

(1)  These shares are held by Mr. Varnum and his wife as joint tenants.

(2) Includes 2,700 shares which are held by Mr. Baker's wife and who has the sole power to vote, dispose of, receive dividends and proceeds from such shares.

(3) Includes 2,700 shares owned by Mr. Kelly's children and 150 shares which Mr. Kelly holds as custodian.

(4) Includes 3,000 shares held in trust by Mr. Simonsen as trustee for the benefit of Mr. Simonsen's children.



                              Page 15 of 19 Pages

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                ------------------------------------------------

     Listed below are the directors and executive officers of First Allmerica Financial Life Insurance Company. The principal occupation of each person is an employee of AFC and the business address is 440 Lincoln Street, Worcester, Massachusetts 01653.

Name                                    Title           Number Shares of Issuer
----                                   -------          ----------------------

Bruce C. Anderson            Director, Vice President
                             and Assistant Secretary

John P. Kavanaugh            Director, Vice President
                             and Chief Investment
                             Officer

John F. Kelly                Director, Senior Vice
                             President, General Counsel
                             and Assistant Secretary

J. Barry May                 Director

James R. McAuliffe           Director

John F. O'Brien              Director, President and
                             Chief Executive Officer

Edward J. Parry III          Director, Vice President,
                             Chief Financial Officer
                             and Treasurer

Richard M. Reilly            Director and Vice President

Larry C. Renfro              Director and Vice President

Eric A. Simonsen             Director and Vice President

Phillip E. Soule             Director and Vice President

Note: Except as provided in the schedule of the directors and officers of Allmerica Financial Corporation, the directors and executive officers of FAFLIC do not own shares of Common Stock of the Issuer.


                              Page 16 of 19 Pages

                              SMA FINANCIAL CORP.
                              -------------------

     Listed below are the directors and executive officers of SMA Financial Corp. The principal occupation of each person is an employee of AFC and the business address is 440 Lincoln Street, Worcester, Massachusetts 01653.

Name                                  Title            Number Shares of Issuer
----                                 -------           -----------------------

John F. Kelly                Director, Vice President
                             and General Counsel

John F. O'Brien              Director, President and
                             Chief Executive Officer

Edward J. Parry, III         Vice President, Chief
                             Financial Officer and
                             Treasurer

Eric A. Simonsen             Director and Vice President

Note: Except as provided in the schedule of the directors and officers of Allmerica Financial Corporation, the directors and executive officers of SMA do not own shares of Common Stock of the Issuer.

                              Page 17 of 19 Pages